1st AMENDMENT TO THE
FUND ADMINISTRATON SERVICING AGREEMENT
BETWEEN U.S. BANCORP FUND SERVICES, LLC
AND BRAZOS MUTUAL FUNDS

WHEREAS, the above parties have entered into an Agreement dated as of October 1, 2002, where U.S. Bancorp Fund Services, LLC (“USBFS”) has agreed top provide fund administration services to Brazos Mutual Funds (the “Trust”); and

WHEREAS, the parties would like to modify the responsibilities of USBFS and the Trust as it relates to the above referenced Agreement;

NOW THEREFORE, the Trust and USBFS agree to remove the language in Section 2.B.(1)a.(iv) regarding the monitoring of compliance with the Investment Company Act of 1940 requirements pertaining to the code of ethics requirements for the disinterested Trustees of the Trust.

Dated this 12th day of November, 2003.

BRAZOS MUTUAL FUNDS	U.S BANCORP FUND SERVICES, LLC
LLC

By: /s/ Wayne G. Willems	By: /s/ Joe D. Redwine

Attest: /s/ Daniel L. Hockenbrough	Attest: